

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

Via E-mail
Mark L. Kleifges
Chief Financial Officer
Hospitality Properties Trust
Two Newton Place
255 Washington Street
Suite 300
Newton, MA 02458

> **Re: Hospitality Properties Trust**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-11527**

Dear Mr. Kleifges:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Related Person Transactions, page 77

1.   On page F-25, you disclose that your Board of Trustees may approve only those related person transactions that are fair and reasonable to you and your shareholders. On page 77, you disclose that your agreements with RMR, TA, Sonesta and AIC are on commercially reasonable terms. Please tell us how you are able to substantiate these representations. Please refer to paragraph 5 of ASC 850-10-50.

Financial Statements

Notes to Financial Statements, page F-7

8. Related Person Transactions, page F-25

2.   On page F-35, you disclose that certain repairs and periodic renovations are capitalized. Please tell us the nature of the repairs and tell us how you determined it was appropriate to capitalize these repairs.

Schedule III, page F-46

3.   We note your note (1) on page F-48. Please clarify for us the nature of this adjustment. We may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief